Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CNB FINANCIAL CORPORATION,

CNB BANK

AND

LAKE NATIONAL BANK

DATED AS OF

DECEMBER 29, 2015

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4.4	Legal Proceedings	20
4.5	Absence of Certain Changes or Events	20
4.6	Agreements with Governmental Entities	21
4.7	Financial Statements, SEC Filings, Books and Records	21
4.8	Buyer Information	21
4.9	Financing	21

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		22
5.1	Covenants of LNB	22
5.2	Merger Covenants	25
5.3	Buyer Conduct Pending Effective Time	25

ARTICLE VI ADDITIONAL AGREEMENTS		25
6.1	Regulatory Matters	25
6.2	Access to Information	26
6.3	Stockholder Meeting	26
6.4	Legal Conditions to Merger	27
6.5	Employees	27
6.6	Indemnification	28
6.7	Subsequent Interim and Annual Financial Statements	29
6.8	Additional Agreements	30
6.9	Advice of Changes	30
6.10	Current Information	30
6.11	Advisory Boards	30
6.12	List of Extension of Credit and Real Estate Owned	30
6.13	Maintenance of Plaques	30

ARTICLE VII CONDITIONS PRECEDENT		31
7.1	Conditions to Each Party’s Obligation to Effect the Merger	31
7.2	Conditions to Obligations of Buyer	31
7.3	Conditions to Obligations of LNB	32

ARTICLE VIII TERMINATION AND AMENDMENT		33
8.1	Termination	33
8.2	Effect of Termination	34
8.3	Amendment	34
8.4	Extension; Waiver	34

ARTICLE IX GENERAL PROVISIONS		35
9.1	Closing	35
9.2	Nonsurvival of Representations, Warranties and Agreements	35
9.3	Expenses; Breakup Fee	35
9.4	Notices	35
9.5	Interpretation	36
9.6	Counterparts	36
9.7	Entire Agreement	36
9.8	Governing Law	36
9.9	Enforcement of Agreement	37
9.10	Severability	37
9.11	Publicity	37
9.12	Assignment; Limitation of Benefits	37
9.13	Additional Definitions	37

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EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Settlement Agreement

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of DECEMBER 29, 2015 (this “Agreement”), is entered into by and among CNB Financial Corporation, a Pennsylvania corporation (“CNB”), CNB Bank, a Pennsylvania-chartered bank and wholly owned subsidiary of CNB (“CNB Bank” and together with CNB, “Buyer”) and Lake National Bank , a federally-chartered national bank (“LNB”).

WHEREAS, the Boards of Directors of Buyer and LNB have determined that it is in the best interests of their respective companies and stockholders to consummate the business combination transaction provided for herein in which Buyer will acquire LNB through the merger of LNB with and into CNB Bank with CNB Bank being the surviving bank (hereinafter sometimes called the “Surviving Bank”) and continuing its corporate existence under the laws of the Commonwealth of Pennsylvania (the “Merger”);

WHEREAS, as a condition to the willingness of Buyer to enter into this Agreement, the co-executors for the sub-estate of Jerome T. Osborne have entered into a Voting Agreement with Buyer dated as of the date hereof (the “Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which such co-executors have agreed to vote all of the sub-estate’s shares of LNB common stock, par value $1.00 per share (“LNB Common Stock”), for which they have and possess voting authority, in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, unless otherwise indicated, capitalized terms shall have the meanings set forth in Section 9.13;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1	The Merger.

Subject to the terms and conditions of this Agreement, in accordance with 12 U.S.C. 215c, at the Effective Time, LNB will merge into CNB Bank, with CNB Bank being the surviving institution in the Merger. Upon consummation of the Merger, the separate corporate existence of LNB shall cease. Following consummation of the Merger, Buyer will operate the business of LNB as part of ERIEBANK, a division of CNB Bank (“ERIEBANK”).

1.2	Effective Time.

On the Closing Date, after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, CNB Bank and LNB shall execute and file with the Pennsylvania Department of Banking (“PDOB”) articles of merger in a form reasonably satisfactory to Buyer and LNB, in accordance with the Pennsylvania Banking Code. The Merger shall become effective on the date of such filings at the time specified therein (the “Effective Time”).

1.3	Effects of the Merger.

At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the Pennsylvania banking law and the regulations of the PDOB promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of the LNB shall cease and all of the rights, privileges, powers, franchises, properties, assets, debts, liabilities, obligations, restrictions, disabilities and duties of the LNB shall be vested in and assumed by CNB Bank.

1.4	Conversion of LNB Common Stock.

(a) At the Effective Time, subject to Sections 1.4(b) and 1.4(c), each share of LNB Common Stock, issued and outstanding immediately prior to the Effective Time (excluding Dissenters’ Shares) shall be converted in accordance with the procedures set forth in Section 2.1, into the right to receive in cash from Buyer, without interest, an amount equal to $22.50 (the “Merger Consideration”), subject to adjustment, if any, pursuant to Section 1.10 hereof.

(b) No Dissenters’ Shares shall be converted into the Merger Consideration pursuant to this Section 1.4, but instead shall be treated in accordance with the provisions set forth in Section 2.2(a).

(c) At the Effective Time, all shares of LNB Common Stock that are owned by LNB as treasury stock and all shares of LNB Common Stock that are owned directly or indirectly by, LNB, including any shares of LNB Common Stock held by LNB in respect of a debt previously contracted, other than shares that are held by LNB, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor.

(d) Notwithstanding any other provision of this Agreement to the contrary, the sum of the aggregate Merger Consideration (the “Transaction Consideration”) to be issued or paid shall not exceed $24.75 million.

1.5	Articles of Incorporation and Bylaws.

The articles of conversion of CNB Bank, as in effect immediately prior to the Effective Time, shall be the articles of conversion of the Surviving Bank, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of CNB Bank, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Bank, until thereafter amended as provided therein and in accordance with applicable law.

1.6	Directors and Officers.

At the Effective Time, the directors and officers of CNB Bank immediately prior to the Effective Time shall be the directors and officers of the Surviving Bank.

1.7	Additional Actions.

If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, or record or otherwise, in CNB Bank its right, title or interest in, to or under any of the rights, properties or assets of the LNB, or (b) otherwise carry out the purposes of this Agreement, the LNB and its officers and directors shall be deemed to have granted to CNB Bank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (x) vest, perfect or confirm, of record or otherwise, in CNB Bank its right, title or interest in, to or under any of the rights, properties or assets of LNB or (y) otherwise carry out the purposes of this Agreement, and the officers and directors of CNB Bank are authorized in the name of LNB or otherwise to take any and all such action.

1.8	Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Buyer shall be entitled to revise the structure of the Merger, provided that (i) there are no adverse federal or state income tax consequences to LNB shareholders as a result of the modification; (ii) the consideration to be paid to the holders of LNB Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount as a result of such change in structure; and (iii) such modification will not materially delay or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. Each of the parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

1.9	Absence of Control.

Subject to any specific provisions of this Agreement, neither CNB nor CNB Bank by reason of this Agreement shall be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, LNB and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of LNB.

1.10	Potential Adjustment and Escrow.

(a) If, prior to the Closing Date, the OCC notifies LNB that it has determined that it will not impose civil money penalties or other fines or financial penalties on LNB in connection with any of the matters described in Section 3.5(1) of the LNB Disclosure Schedule (the “Regulatory Matters”), then this Section 1.10 shall have no effect on the Merger Consideration. For purposes of this Section 1.10, the “Regulatory Liability” shall equal the aggregate amount of civil money penalties and other fines and financial penalties assessed against LNB in connection with the Regulatory Matters.

(b) If, prior to the Closing Date, the OCC notifies LNB in writing that it has determined that it will impose any Regulatory Liability, then, notwithstanding anything in this Agreement to the contrary, including this Article I and Article II, the Merger Consideration shall be reduced by the quotient (the “Regulatory Holdback”) obtained by dividing the amount by which the Regulatory Liability exceeds $10,000 by the number of shares of LNB Common Stock issued and outstanding as of the Effective Time. For the avoidance of doubt, in such event, notwithstanding Article II hereof, (i) prior to the Effective Time, Buyer would deposit with the Exchange Agent the difference between the aggregate Merger Consideration and the aggregate Regulatory Holdback and (ii) following the Effective Time, each of LNB’s stockholders would be entitled to receive, for each share of LNB Common Stock held by such stockholder (in accordance with the procedures set forth in Article II hereof), the Merger Consideration less an amount equal to the Regulatory Holdback. Notwithstanding the foregoing, under no circumstances shall the aggregate Regulatory Holdback (which is the Regulatory Holdback multiplied by the number of shares of LNB Common Stock issued and outstanding as of the Effective Time) exceed $1,000,000.

(c) If, prior to Closing Date, neither of the circumstances described in Sections 1.10(a) or 1.10(b) of this Agreement has occurred, then, notwithstanding anything in this Agreement to the contrary, including this Article I and Article II, a portion of the aggregate Merger Consideration equal to $1,000,000 (the “Escrow Amount”) shall be treated in accordance with Section 1.10(d) of this Agreement. For the avoidance of doubt, in such event, notwithstanding Article II hereof, (i) prior to the Effective Time, Buyer would deposit with the Exchange Agent the aggregate Merger Consideration less $1,000,000 and (ii) following the Effective Time, each of LNB’s stockholders would be entitled to receive, for each share of LNB Common Stock held by such stockholder (in accordance with the procedures set forth in Article II hereof), (i) the Merger Consideration less an amount equal to the quotient obtained by dividing $1,000,000 by the number of shares of LNB Common Stock issued and outstanding as of the Effective Time, plus (ii) any amount to which such Stockholders become entitled pursuant to Section 1.10(d) hereof.

(d) In the event neither of the circumstances described in Sections 1.10(a) or 1.10(b) of this Agreement has occurred prior to the Closing Date, Buyer shall, prior to the Effective Time, deposit the Escrow Amount, in an interest bearing account, with a nationally recognized escrow agent (the “Escrow Agent”) pursuant to an escrow agreement in customary form reasonably agreeable to the Parties. The Escrow Amount shall be dispersed as follows:

(i) if, on or after the Closing Date but prior to the one-year anniversary of the Effective Time, the OCC notifies LNB that it has determined that it will not impose any Regulatory Liability, the entire Escrow Amount shall be delivered to LNB’s stockholders (together with any interest earned thereon) pro rata in accordance with their percentage ownership of the aggregate number of shares of LNB Common Stock issued and outstanding as of the Effective Time;

(ii) if, on or after the Closing Date but prior to the one-year anniversary of the Effective Time, the OCC notifies LNB that it has determined that it will impose any Regulatory Liability, a portion of the Escrow Amount equal to the aggregate Regulatory Holdback (together with any interest earned thereon) shall be delivered to Buyer for its own account, and the remainder of the Escrow Amount (together with any interest earned thereon) shall be delivered to LNB’s stockholders pro rata in accordance with their percentage ownership of the aggregate number of shares of LNB Common Stock issued and outstanding as of the Effective Time; and

(iii) if on the one year anniversary of the Effective Time, the OCC has not taken either of the actions described in Sections 1.10(d)(i) or 1.10(d)(ii) in connection with the Regulatory Matters, then as soon as practicable following such date, the entire Escrow Amount (together with any interest thereon) shall be delivered to LNB’s stockholders pro rata in accordance with their percentage ownership of the aggregate number of shares of LNB Common Stock issued and outstanding as of the Effective Time.

(e) For purposes of this Section 1.10, (i) all references to LNB following the Effective Time shall be deemed to include CNB Bank as successor to LNB and (ii) any notification received by LNB from the OCC prior to the Effective Time shall be evidenced to Buyer’s reasonable satisfaction by a written communication from the staff of the OCC (which may include email and other electronic correspondence), or such other evidence as may be deemed reasonably acceptable by Buyer.

(f) Nothing contained in herein shall be construed as, or be deemed to be, an admission or acceptance by LNB, or its shareholders, directors, officers and/or employees, of any alleged or stated violation, infraction or misconduct on the part of any such party as it relates to the Regulatory Matters.

ARTICLE II

EXCHANGE PROCEDURES

2.1	Deposit of Payment and Exchange Procedures.

(a) Prior to the Effective Time, Buyer shall deposit with an exchange and payment agent selected by Buyer (the “Exchange Agent”) sufficient cash to permit prompt payment of the Merger Consideration to holders of LNB Common Stock who are not holders of Dissenters’ Shares, as defined by Section 2.2. Buyer shall instruct the Exchange Agent to timely pay such Merger Consideration.

(b) As soon as reasonably practicable after the Closing Date (but in any event no later than five Business Days thereafter), Buyer shall cause the Exchange Agent to mail to each holder of record of a LNB Stock Certificate(s) which immediately prior to the Effective Time represented outstanding shares of LNB Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the LNB Stock Certificate(s) shall pass, only upon delivery of the LNB Stock Certificate(s) (or affidavits of loss in lieu of such certificates)) (the “Letter of Transmittal”) to the Exchange Agent, which shall be in such form and have such other provisions as shall be determined by Buyer and LNB and (ii) instructions for use in surrendering the LNB Stock Certificate(s) in exchange for the Merger Consideration.

(c) Upon surrender to the Exchange Agent of its LNB Stock Certificate(s), accompanied by a properly completed Letter of Transmittal, a holder of LNB Common Stock will be entitled to receive promptly after the Effective Time, the Merger Consideration in respect of the shares of LNB Common Stock represented by its LNB Stock Certificate (subject to any adjustment pursuant to Section 1.10). Until so surrendered, each such LNB Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration (subject to any adjustment pursuant to Section 1.10).

(d) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a LNB Stock Certificate so surrendered is registered, it shall be a condition to such payment that such LNB Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment to a Person other than the registered holder of such LNB Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. The Exchange Agent (or, subsequent to the six-month anniversary of the Effective Time, Buyer) shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of LNB Common Stock such amounts as the Exchange Agent or Buyer, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of LNB Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Buyer, as the case may be.

(e) After the Effective Time there shall be no further registration or transfers of shares of LNB Common Stock. If, after the Effective Time, LNB Stock Certificates are presented to Buyer, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II (subject to any adjustment pursuant to Section 1.10).

(f) At any time following the six-month anniversary of the Effective Time, Buyer shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration (excluding the Escrow Amount, if any) not distributed to holders of shares of LNB Common Stock that was deposited with the Exchange Agent at the Effective Time (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by Buyer), and such holders shall be entitled to look only to Buyer (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, without any interest thereon. Notwithstanding the foregoing, none of Buyer, the Exchange Agent or the former directors and officers of LNB shall be liable to any holder of a LNB Stock Certificate entitled to receive the Merger Consideration (or dividends or distributions with respect thereto), or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(g) In the event any LNB Stock Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such LNB Stock Certificate(s) to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such Person of a bond in such sum as Buyer may reasonably direct as indemnity against any claim that may be made against it or the Surviving Bank with respect to such LNB Stock Certificate(s), Buyer shall cause the Exchange Agent to issue the Merger Consideration (subject to any adjustment pursuant to Section 1.10) deliverable in respect of the shares of LNB Common Stock represented by such lost, stolen or destroyed LNB Stock Certificates.

2.2	Dissenters’ Rights.

(a) Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable Laws, shares of LNB Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders who have properly objected within the meaning of 12 U.S.C. 214a (the “Dissenters’ Shares”), shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost their right of payment under applicable Laws, in which event such Dissenters’ Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 1.4(a).

(b) Holders of Dissenters’ Shares shall look only to Buyer for any payments required to be made under 12 U.S.C. 214a.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LNB

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, LNB hereby makes to Buyer the representations and warranties contained in this Article III, provided, however, LNB shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article III, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect Qualification contained in any representation or warranty). On or prior to the date hereof, LNB has delivered to Buyer a schedule (the “LNB Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of LNB’s representations and warranties contained in this Article III; provided, however, that the mere inclusion of an item in the LNB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a LNB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have or result in a Material Adverse Effect on the party making the representation.

3.1	Corporate Organization.

(a) LNB is a national bank duly organized, validly existing and in good standing under the laws of the United States. LNB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on LNB. The charter and bylaws of LNB, copies of which are attached at Section 3.1(a) of the LNB Disclosure Schedule, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) Deposit accounts of LNB are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by LNB. LNB is a member in good standing of the Federal Home Loan Bank (the “FHLB”) of Cincinnati.

(c) LNB does not have any direct or indirect Subsidiaries.

3.2	Capitalization.

The authorized capital stock of LNB consists of 1,100,000 shares of LNB Common Stock. As of the date hereof, there are (x) 1,100,000 shares of LNB Common Stock issued and outstanding and no shares of LNB Common Stock held in LNB’s treasury and (y) no shares of LNB Common Stock are reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of LNB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. LNB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of LNB Common Stock or any other equity security of LNB or any securities representing the right to purchase or otherwise receive any shares of LNB Common Stock or any other equity security of LNB. Except as set forth in Section 3.2 of the LNB Disclosure Schedule, since December 31, 2014, LNB has not issued any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock.

3.3	Authority; No Violation.

(a) LNB has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required stockholder and regulatory approvals specified herein, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Board of Directors of LNB. The Board of Directors of LNB has directed that this Agreement and the transactions contemplated hereby and thereby be submitted to LNB’s stockholders for approval at the Special Meeting and, except for the adoption of this Agreement by the holders of a two thirds majority of the outstanding shares of LNB Common Stock in accordance with 12 U.S.C. 214a, no other corporate proceedings on the part of LNB (except for matters related to setting the date, time, place and record date for the Special Meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by LNB and (assuming due authorization, execution and delivery by Buyer of this Agreement) will constitute a valid and binding obligation of LNB, enforceable against LNB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and remedies generally and except as may be limited by the exercise of judicial discretion in applying principles of equity.

(b) Neither the execution and delivery of this Agreement by LNB, nor the consummation by LNB of the transactions contemplated hereby or thereby, nor compliance by LNB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of association or bylaws of LNB or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any Laws applicable to LNB, or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of LNB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which LNB is a party, or by which LNB or any of LNB’s properties or assets may be bound or affected, except as to this clause (y) for such violation, conflict, breach or default as would not singly or in the aggregate have a Material Adverse Effect on LNB.

3.4	Consents and Approvals.

(a) Except for (i) the filing of applications, notices, or requests for waivers thereof, as applicable with regard to the Merger, the filing of applications, notices or requests for waivers thereof, as applicable, with (w) the FDIC under the Bank Merger Act, as amended, and FDIC regulations, (x) the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (“BHC Act”) and FRB regulations, (y) the PDOB under Pennsylvania banking laws or regulations, and (z) the Office of the Comptroller of the Currency (“OCC”) under the National Bank Act (“NBA”) and OCC regulations, and the receipt of approvals, consents to, or waivers of the foregoing, (ii) the approval of this Agreement by the requisite vote of the stockholders of LNB, and (iii) such filings, authorizations or approvals as may be set forth in Section 3.4 of the LNB Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or with any third party (except where the failure to obtain any such consent from a third party would not have a Material Adverse Effect on LNB or the Surviving Bank) are necessary in connection with (1) the execution and delivery by LNB of this Agreement and (2) the consummation by LNB of the Merger and the transactions contemplated thereby.

(b) LNB has no Knowledge of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices, filings or waivers thereof referred to in Section 3.4(a) cannot be obtained or granted on a timely basis.

3.5	Reports.

LNB has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, it was required to file since December 31, 2014, with (i) the FDIC, (ii) the OCC, and (iii) any other self-regulatory organization it is required to file with (collectively “Regulatory Agencies”). Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of LNB, to LNB’s Knowledge no Governmental Entity is conducting, or has conducted, any proceeding or investigation into the business or operations of LNB since December 31, 2014.

3.6	Financial Statements; Books and Records.

LNB has previously delivered to Buyer true, correct and complete copies of the statements of condition of LNB as of December 31 for the fiscal years 2013 and 2014 and the related statements of income, stockholders’ equity and cash flows for the fiscal years 2013 through 2014, inclusive, in each case accompanied by the audit report of Snodgrass, independent public accountants with respect to LNB, and the interim financial statements of LNB as of and for the nine months ended September 30, 2015 and 2014. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.7 will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the operations and financial condition of LNB for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 will be, prepared in accordance with generally accepted accounting principles in the United States consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements. The books and records of LNB have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7	Broker’s Fees.

Neither LNB nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that LNB has engaged, and will pay a fee or commission as set forth at Section 3.7 of the LNB Disclosure Schedule to Boenning & Scattergood in accordance with the terms of a letter agreement between Boenning & Scattergood and LNB, dated July 30, 2015, a true, complete and correct copy of which is attached at Section 3.7 of the LNB Disclosure Schedule.

3.8	Absence of Certain Changes or Events.

(a) Except as set forth at Section 3.8 of the LNB Disclosure Schedule, since December 31, 2014, (i) LNB has not incurred any material liability, except as contemplated by the Agreement or in the ordinary course of its business consistent with past practices and (ii) no event has occurred which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on LNB.

(b) Since December 31, 2014, LNB has carried on its business in the ordinary and usual course consistent with past practices.

3.9	Legal Proceedings.

(a) Except as set forth at Section 3.9 of the LNB Disclosure Schedule, LNB is not a party to any, and there are no pending or, to the Knowledge of LNB, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against LNB.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon LNB or the assets of LNB.

3.10	Taxes and Tax Returns.

(a) Except as set forth at Section 3.10(a) of the LNB Disclosure Schedule, (i) all federal, state, local and foreign Tax Returns required to be filed by or on behalf of LNB have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed Tax Returns are complete and accurate in all material respects; (ii) all Taxes shown on such Tax Returns, all Taxes required to be shown on Tax Returns for which extensions have been granted and all other Taxes due and payable by LNB have been paid in full, or LNB has made adequate provision for such Taxes in accordance with GAAP; (iii) there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of LNB, (and no claim has been made by any Taxing Authority in a jurisdiction where LNB does not file Tax Returns that LNB is subject to Tax in that jurisdiction), either (A) claimed or raised by any Taxing Authority in writing or (B) to the Knowledge of LNB based upon personal contact with any agent of such Taxing Authority; (iv) LNB has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material Tax due that is currently in effect; (v) there are no liens for Taxes on any of the assets of LNB, other than liens for Taxes not yet due and payable; (vi) LNB has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and LNB has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements; (vii) LNB is not and has never been a member of an affiliated group, or an affiliated, combined, consolidated, unitary or similar group for state or local Tax purposes, and LNB is not liable for any Taxes of any Person (other than LNB) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise; (viii) LNB is not a party to or bound by any Tax allocation or sharing agreement; (ix) LNB has delivered to Buyer copies of, and Section 3.10(a) of the LNB Disclosure Schedule sets forth a complete and accurate list of, Tax Returns filed with respect to the taxable periods of LNB ended on or after December 31, 2012, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of an audit; (x) the unpaid Taxes of LNB did not, as of the date of any financial statements of LNB furnished to Buyer pursuant to Section 3.6, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of LNB in filing its Tax Returns; (xi) LNB has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xii) LNB has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code; and (xiii) LNB has not entered into or otherwise participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b).

(b) For purposes of this Agreement:

“Tax” means any tax (including any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any law, regulation or other legal requirement relating to any Tax.

“Taxing Authority” means any:

(i) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(ii) federal, state, local, municipal, foreign, or other government;

(iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(iv) multi-national organization or body; or

(v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

3.11	Employee Plans.

(a) Section 3.11(a) of the LNB Disclosure Schedule sets forth a true and complete list of each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or other employee benefit arrangement, agreement, program or policy that is sponsored by, maintained or contributed to as of the date of this Agreement, or that has within the last six years been sponsored by, maintained or contributed to, by LNB or any other entity which together with LNB would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m) (collectively, the “Plans”). With respect to the Plans, except as set forth on Section 3.11(a) of the LNB Disclosure Schedule:

(i) except as set forth in Section 3.11(a)(i) of the LNB Disclosure Schedule no Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of LNB beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Laws, (B) death benefits or retirement benefits under a Plan that is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits under a Plan that are accrued as liabilities on the books of LNB, or (D) benefits provided under an “employee welfare benefit plan” (as defined under Section 3(1) of ERISA) the full cost of which is borne by the current or former employee (or such former or current employee’s beneficiary);

(ii) no Plan is a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA);

(iii) no Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA);

(iv) except as set forth in Section 3.11(a)(iv) of the LNB Disclosure Schedule, no Plan, program, agreement or other arrangement, either individually or collectively, provides for any payment by LNB that would not be deductible under Code Sections 162(a)(1), 162(m) or 404 or that would constitute a “parachute payment” within the meaning of Code Section 280G after giving effect to the transactions contemplated by this Agreement, nor would the transactions contemplated by this Agreement accelerate the time of payment or vesting, or increase the amount of compensation due to any employee.

(b) LNB has heretofore delivered or made available to Buyer true, correct and complete copies of each of the Plans and all related material documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last three years, (ii) the most recent determination letter from the IRS (if applicable) for such Plan, (iii) the current summary plan description (or any other such summary of the terms and conditions of the Plan) and any summaries of material modification for such Plan, (iv) all annual reports (Form 5500 series) for each Plan filed for the preceding three plan years, (v) all agreements with fiduciaries and service providers relating to the Plan, and (vi) all substantive correspondence relating to any such Plan addressed to or received from the Internal Revenue Service, the Department of Labor or any other governmental agency during the three-year period preceding the date of this Agreement.

(c) Except as set forth at Section 3.11(c) of the LNB Disclosure Schedule:

(i) each of the Plans has been operated and administered in all material respects in compliance with applicable Laws, including but not limited to ERISA and the Code;

(ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and (A) any trust created pursuant to any such Plan is exempt from federal income tax under Section 501(a) of the Code, (B) each such Plan has received from the Internal Revenue Service a favorable determination letter to such effect upon which LNB is entitled to rely as to such matters and which is currently applicable, and (C) to the Knowledge of LNB, there is no circumstance or event which would be reasonably likely to jeopardize the tax-qualified status of any such Plan or the tax-exempt status of any related trust, or which would be reasonably likely to cause the imposition of any liability, penalty or tax under ERISA or the Code;

(iii) all contributions or other amounts payable by LNB as of the Effective Time with respect to each Plan, and all other liabilities of each such entity with respect to each Plan, in respect of current or prior plan years, have been paid or accrued in accordance with generally accepted accounting practices and, to the extent applicable, Section 412 of the Code;

(iv) to the Knowledge of LNB, LNB has not engaged in a transaction in connection with which LNB could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and no transaction has occurred which involves the assets of any Plan and which could subject LNB or any of the directors, officers or employees of LNB, or a trustee, administrator or other fiduciary of any trusts created under any Plan to a tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA;

(v) to the Knowledge of LNB, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the plans or any trusts related thereto; and

(vi) all Plans could be terminated prior to or as of the Effective Time without material liability in excess of the amount accrued with respect to such Plan in the financial statements referred to in Sections 3.6 and 6.7 hereto.

3.12	Certain Contracts.

(a) Except as set forth at Section 3.12 of the LNB Disclosure Schedule, LNB is not a party to or bound by any contract, arrangement or commitment (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Buyer, LNB, or any of CNB’s Subsidiaries to any director, officer or employee of LNB, (iii) which materially restricts the conduct of any line of business by LNB, (iv) with or to a labor union or guild (including any collective bargaining agreement) or (v) except as set forth on Section 3.12(a)(v) of the LNB Disclosure Schedule, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including as to this clause (v), any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan). Except as set forth at Section 3.12 of the LNB Disclosure Schedule, there are no employment, consulting and deferred compensation agreements to which LNB is a party. Section 3.12(a) of the LNB Disclosure Schedule sets forth a list of all material contracts (as defined in Item 601(b)(10) of Regulation S-K) of LNB. Each contract, arrangement or commitment of the type described in this Section 3.12(a), whether or not set forth in Section 3.12(a) of the LNB Disclosure Schedule, is referred to herein as a “LNB Contract,” and LNB has never received notice of, nor do any executive officers of LNB have Knowledge of, any violation of any LNB Contract.

(b) (i) Each LNB Contract is a valid and binding obligation of LNB and in full force and effect, except as may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and remedies generally, and except as may be limited by the exercise of judicial discretion in applying principles of equity; (ii) LNB has in all material respects performed all obligations required to be performed by it to date under each LNB Contract; and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of LNB under any such LNB Contract.

3.13	Agreements with Regulatory Agencies.

LNB is not subject to any cease-and-desist or other order issued by, nor is it a party to any written agreement, consent agreement or memorandum of understanding with, nor has it adopted any board resolutions at the request of (each, whether or not set forth on Section 3.13 of the LNB Disclosure Schedule, a “Regulatory Agreement”), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has LNB been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.14	Environmental Matters.

(a) Except as set forth in Section 3.14(a) of the LNB Disclosure Schedule, LNB is in material compliance with all applicable federal and state laws and regulations relating to pollution or protection of the environment (including without limitation, laws and regulations relating to emissions, discharges, releases and threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (hereinafter referred to as “Environmental Laws”)).

(b) Except as set forth in Section 3.14(b) of the LNB Disclosure Schedule, to the Knowledge of LNB, there is no suit, claim, action, proceeding, investigation or notice against LNB pending or threatened (x) for alleged material noncompliance (including by any predecessor), with any Environmental Law or (y) relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site owned, leased or operated by LNB relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site not owned, leased or operated by LNB.

(c) Except as set forth in Section 3.14(c) of the LNB Disclosure Schedule, during the period of LNB’s ownership or operation of any of its properties, to LNB’s Knowledge there has not been any material release by LNB (or any other Person) of Hazardous Materials in, on, under or affecting any such property.

(d) Except as set forth in Section 3.14(d) of the LNB Disclosure Schedule, to the Knowledge of LNB, LNB has never made or participated in any loan to any Person against whom any suit, claim, action, proceeding, investigation or notice is pending or threatened, with respect to (i) any alleged material noncompliance as to any property securing such loan with any Environmental Law, or (ii) the release or the threatened release into the environment of any Hazardous Material at a site owned, leased or operated by such Person on any property securing such loan.

(e) For purposes of this Section 3.14, the term “Hazardous Material” means any hazardous waste, petroleum product, polychlorinated biphenyl, chemical, pollutant, contaminant, pesticide, radioactive substance, or other toxic material, or other material or substance regulated under any applicable Environmental Law.

3.15	Reserves for Losses.

All reserves or other allowances for possible losses reflected in LNB’s financial statements referred to in Section 3.6 as of and for the year ended December 31, 2014 and the quarter ended September 30, 2015, complied with all Laws in all material respects and are adequate under GAAP (except as otherwise noted in such financial statements). LNB has not been notified by the OCC, or LNB’s independent auditor, in writing or otherwise, that such reserves are inadequate or that the practices and policies of LNB in establishing its reserves for the year ended December 31, 2014 and the quarter ended September 30, 2015, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that the OCC or LNB’s independent auditor believes such reserves to be inadequate or inconsistent with the historical loss experience of LNB. LNB has previously furnished Buyer with a complete list of all extensions of credit that have been classified by any bank examiner (regulatory or internal) as other loans specially mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import. Except as set forth at Section 3.15 of the LNB Disclosure Schedule, LNB has no other real estate owned.

3.16	Properties and Assets.

Section 3.16 of the LNB Disclosure Schedule lists (i) all real property owned by LNB, (ii) each real property lease, sublease or installment purchase arrangement to which LNB is a party, (iii) a description of each contract for the purchase, sale, or development of real estate to which LNB is a party, and (iv) all items of LNB’s tangible personal property and equipment with a book value of $25,000 or more or having any annual lease payment of $10,000 or more. Except for (a) items reflected in LNB’s financial statements as of December 31, 2014, referred to in Section 3.6, (b) exceptions to title that do not interfere materially with LNB’s use and enjoyment of owned or (to the Knowledge of LNB) leased real property, (c) to the Knowledge of LNB, liens for current real estate taxes not yet delinquent, or being contested in good faith, properly reserved against (and reflected on the financial statements referred to in Section 3.6), and (d) items listed in

Section 3.16 of the LNB Disclosure Schedule, LNB has good and, as to owned real property, marketable and insurable title to all their properties and assets, free and clear of all liens, claims, charges and other encumbrances. LNB, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by them, and LNB has never experienced any material uninsured damage or destruction with respect to such properties since December 31, 2014. All properties and assets used by LNB are in good operating condition and repair suitable for the purposes for which they are currently utilized and comply in all material respects with all Laws relating thereto now in effect. LNB enjoys peaceful and undisturbed possession under all leases for the use of all property under which it is lessee, and all leases to which LNB is a party are valid and binding obligations of LNB in accordance with the terms thereof, except as enforcement thereof may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and remedies generally, and except as may be limited by the exercise of judicial discretion in applying principles of equity. LNB is not in material default with respect to any such lease, and there has occurred no material default by LNB or event which with the lapse of time or the giving of notice, or both, would constitute a material default by LNB under any such lease. To the Knowledge of LNB, there are no Laws, conditions of record, or other impediments which materially interfere with the intended use by LNB of any of the property owned, leased, or occupied by it.

3.17	Insurance.

Section 3.17 of the LNB Disclosure Schedule contains a true, correct and complete list of all insurance policies and bonds maintained by LNB, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, and all such insurance policies and bonds are in full force and effect and have been in full force and effect since their respective dates of inception. Except as set forth in Section 3.17 of the LNB Disclosure Schedule, as of the date hereof, LNB has never received any notice of cancellation or amendment of any such policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by LNB is, in respect of the nature of the risks insured against and the amount of coverage provided, sufficient for compliance by LNB with all requirements of Laws and agreements to which LNB is subject or is party. True, correct and complete copies of all such policies and bonds reflected at Section 3.17 of the LNB Disclosure Schedule, as in effect on the date hereof, have been delivered to Buyer.

3.18	Compliance with Applicable Laws; Licenses.

(a) Except as set forth in Section 3.18(a) of the LNB Disclosure Schedule, LNB has complied in all material respects with all Laws applicable to it or to the operation of its business. LNB has never received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is no remaining liability.

(b) Each of LNB and its employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the business of LNB as presently conducted.

(c) LNB is “well capitalized” and “well managed” under applicable regulatory definitions, and its most recent examination rating under the Community Reinvestment Act of 1977 is “satisfactory.”

(d) Since January 1, 2012, LNB has timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Entity (the “LNB Documents”), and has timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any of such Governmental Entities with respect to any report or statement relating to any examinations of LNB. LNB has delivered or made available to Buyer a true and complete copy of each material LNB Document requested by Buyer.

(e) Except as set forth in Section 3.18(e) of the LNB Disclosure Schedule, neither LNB nor any of its directors, officers or employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable Laws and applicable to the banking business conducted by LNB, and to the Knowledge of LNB, no such disciplinary proceeding or order is pending or threatened.

(f) Since January 1, 2012, neither LNB, nor to the Knowledge of LNB any other Person acting on behalf of LNB that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the U.S. Anti-Money Laundering Laws (“Unlawful Gains”), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. LNB has, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied in all material respects with, the U.S. Anti-Money Laundering Laws and the rules and regulations issued thereunder.

3.19	Loans.

As of the date hereof:

(a) All loans owned by LNB, or in which LNB has an interest, have been made or acquired in accordance with currently effective policies and procedures approved by the Board of Directors of LNB, copies of which have been provided by LNB to Buyer, and comply in all material respects with all Laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act, and other applicable consumer protection statutes and the regulations thereunder;

(b) Any reserves made by LNB against any loans owned by LNB, or in which LNB has an interest, in LNB’s financial statements at September 30, 2015 have been made in good faith and in amounts consistent with past practice. LNB holds mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, and, to the Knowledge of LNB, were subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans; and all loans owned by LNB are with full recourse to the borrowers (except as set forth at Section 3.19(b) of the LNB Disclosure Schedule) subject to limitations imposed by applicable Laws, and LNB has taken no action which would result in a waiver or negation of any rights or remedies available against the borrower or guarantor, if any, on any loan. All applicable remedies available pursuant to the applicable loan documents against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Except as set forth at Section 3.19(b) of the LNB Disclosure Schedule, all loans purchased or originated by LNB and subsequently sold by LNB have been sold without recourse to LNB and without any liability under any yield maintenance or similar obligation. True, correct and complete copies of loan delinquency reports as of September 30, 2015 prepared by LNB, which reports include all loans delinquent or otherwise in default, have been furnished to Buyer. True, correct and complete copies of the currently effective lending policies and practices of LNB also have been furnished to Buyer;

(c) As of the date of this Agreement, LNB has no outstanding loan participations that have been purchased or sold. LNB has properly fulfilled in all material respects its contractual responsibilities and duties in any loan in which it acts as the lead lender or servicer and has complied in all material respects with its duties as required under applicable regulatory requirements;

(d) LNB has properly perfected or caused to be properly perfected all security interests, liens, or other interests in any collateral securing any loans made by it, if applicable;

(e) Section 3.19(e) of the LNB Disclosure Schedule sets forth a list of all loans or other extensions of credit to all directors, officers and employees, or any other Person covered by Regulation O of the FRB. Except as set forth in Section 3.19(e) of the LNB Disclosure Schedule all such loans comply with Regulation O; and

(f) Schedule 3.19(f) of the LNB Disclosure Schedule discloses as of September 30, 2015: (i) any loan under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the Knowledge of LNB, in default of any other provision thereof; (ii) each loan which has been classified as “other loans specially mentioned,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by LNB or a Governmental Entity and (iii) any loan not included in (i) or (ii) above as to which, to the Knowledge of LNB, a reasonable doubt exists as to the timely future collectibility of principal and/or interest.

3.20	Affiliates.

Each director, executive officer and 5% or greater shareholder of LNB is listed at Section 3.20 of the LNB Disclosure Schedule.

3.21	Fairness Opinion.

LNB has received an opinion from Boenning & Scattergood to the effect that, in its opinion, the consideration to be paid to the stockholders of LNB hereunder is fair to such stockholders from a financial point of view as of the date of this Agreement (the “Fairness Opinion”), and Boenning & Scattergood has agreed to consent to the inclusion of the Fairness Opinion and related discussion in the Proxy Materials.

3.22	LNB Information.

The information relating to LNB provided by LNB herein and to be included by LNB for inclusion in the Proxy Materials does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

3.23	Labor and Employment Matters.

To LNB’s Knowledge, and except as set forth in Section 3.23 of the LNB Disclosure Schedule, (a) there are no labor or collective bargaining agreements to which LNB is a party, (b) there is no labor organization or union that is certified or recognized as the collective bargaining representative for any employees of LNB, (c) no unfair labor practice charges or representation petitions have been filed with the National Labor Relations Board against, or with respect to, employees of LNB, and LNB has never received any notice or communication reflecting an intention or a threat to file any such complaint or petition, (d) there are not, and in the preceding twelve (12) months have not been, any strikes or concerted refusals to work or any threats thereof by any employee of LNB, and (e) no claim has been asserted with respect to LNB asserting a violation of present Laws relating to employee relations that, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

3.24	Intellectual Property.

Section 3.24 of the LNB Disclosure Schedule lists all (i) material trademarks and tradenames owned by LNB, indicating for each whether or not it is registered or is the subject of a pending application with the U.S. Patent and Trademark Office, (ii) software owned or licensed by LNB that is material to the operation of the business of LNB except for such software relating to off-the-shelf software or software components pursuant to a non-negotiable standard form or “shrink wrap” license agreement, (iii) patents and patent applications owned or filed by or on behalf of LNB, and (iv) material licenses and other agreements relating to the foregoing (whether as licensor or licensee) (the “Scheduled IP”). Except as set forth at Section 3.24 of the LNB Disclosure Schedule, to LNB’s Knowledge, no claims are currently being asserted by any Person challenging or questioning LNB’s right to use any Scheduled IP or challenging or questioning the validity or effectiveness of any Scheduled IP.

3.25	Accounting Records.

None of LNB’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its accountants except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on LNB. LNB maintains accounting records which fairly and accurately reflect, in all material respects, its transactions, and LNB has devised and maintains accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

3.26	Antitakeover Provisions Inapplicable.

The Board of Directors of LNB have taken all action required to be taken by it in order to exempt the Merger, this Agreement and the transactions contemplated hereby from, and the Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “supermajority,” “affiliate transactions,” “business combination” or other state antitakeover laws and regulations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes the following representations and warranties to LNB, as set forth in this Article IV, each of which is being relied upon by LNB as a material inducement to enter into and perform this Agreement, provided, however, Buyer shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article III, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect Qualification contained in any representation or warranty).

4.1	Corporate Organization.

(a) CNB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CNB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on CNB. CNB is duly registered as a financial holding company with the FRB. The articles of incorporation, as amended, and bylaws of CNB, copies of which have previously been made available to LNB, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) CNB Bank is a Pennsylvania-chartered bank duly organized, validly existing and in good standing under the laws of Pennsylvania. CNB Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on CNB Bank. The articles of conversion and bylaws of CNB Bank, copies of which have previously been made available to LNB, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(c) Deposit accounts of CNB Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by CNB Bank. CNB Bank is a member in good standing of the FHLB of Pittsburgh.

4.2	Authority; No Violation.

(a) Buyer has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly approved by the Boards of Directors of CNB and CNB Bank. No other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by LNB) constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws of either CNB or CNB Bank or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained, (x) violate any Laws applicable to CNB or CNB Bank or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of either CNB or CNB Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which either CNB or CNB Bank is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.3	Regulatory Approvals.

(a) Except for (i) the filing of applications, notices, or requests for waivers thereof, as applicable with regard to the Merger, the filing of applications, notices or requests for waivers thereof, as applicable, with (w) the FDIC under the Bank Merger Act, as amended, and FDIC regulations, (x) the FRB under the BHC Act and FRB regulations, (y) the PDOB under Pennsylvania banking laws or regulations and (z) the OCC under the NBA and OCC regulations, and the receipt of approvals, consents to, or waivers of the foregoing, and (ii) the approval of this Agreement by the requisite vote of the stockholders of LNB, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by Buyer of this Agreement and (2) the consummation by Buyer of the transactions contemplated by this Agreement.

(b) Buyer has no Knowledge of any reason why approval or effectiveness of any of the consents, approvals, authorizations, applications, notices or filings referred to in Section 4.3(a) cannot be obtained or granted on a timely basis.

4.4	Legal Proceedings.

(a) Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to Buyer’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Buyer, any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement.

4.5	Absence of Certain Changes or Events.

(a) Since September 30, 2015, except as set forth in CNB’s quarterly report on Form 10-Q for the period ended September 30, 2015 or in any other filing made by CNB with the SEC since September 30, 2015, (i) neither Buyer nor any of its Subsidiaries has incurred any material liability, except as contemplated by this Agreement or in the ordinary course of their business consistent with their past practices, or in connection with the execution of definitive agreements with respect to the possible acquisition by Buyer of other banks or financial services companies or the consummation of such an acquisition and (ii) no event has occurred which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

(b) Since September 30, 2015, Buyer and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

4.6	Agreements with Governmental Entities.

Neither Buyer nor any of its affiliates is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or has adopted any board resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Buyer or any of its affiliates been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.7	Financial Statements, SEC Filings, Books and Records.

Buyer has previously delivered to LNB true, correct and complete copies of the consolidated statements of condition of CNB and its Subsidiaries as of December 31 for the fiscal years 2013 and 2014 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2012 through 2014, inclusive, as included in CNB’s Annual Report on Form 10-K filed with the SEC, in each case accompanied by the audit report of Crowe Horwath LLP, independent public accountants with respect to CNB, and the interim financial statements of CNB as of and for the nine months ended September 30, 2015 and 2014, as included in the CNB quarterly report on Form 10-Q for the period ended September 30, 2015 as filed with the SEC. The financial statements referred to in this Section 4.7 (including the related notes, where applicable) fairly present the results of the consolidated operations and consolidated financial condition of CNB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. CNB’s quarterly report on Form 10-Q for the quarter ended September 30, 2015 and all reports filed with the SEC since September 30, 2015 comply in all material respects with the appropriate accounting requirements for such reports under rules and regulations of the SEC with respect thereto, and Buyer has previously delivered or made available to LNB true, correct and complete copies of such reports. All reports filed by CNB with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comply in all material respects with the appropriate requirements for such reports under the Exchange Act, and Buyer has previously made available to LNB true, correct and complete copies of such reports. The books and records of Buyer have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.8	Buyer Information.

The information relating to Buyer provided by Buyer herein or to be provided by Buyer and to be included by LNB in the Proxy Materials will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

4.9	Financing.

As of the Effective Time, Buyer will have sufficient liquid assets available to deposit sufficient cash with the Exchange Agent to allow payments of the Merger Consideration pursuant to Section 2.1.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Covenants of LNB.

During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, required by Law or any order from a Regulatory Agency or with the prior written consent of Buyer, which consent shall not be unreasonably withheld, LNB shall carry on its business in the ordinary course consistent with past practices and consistent with prudent banking practices. LNB will use its commercially reasonable efforts to (x) preserve its business organization intact, (y) keep available to itself and Buyer the present services of the employees of LNB and (z) preserve for itself and Buyer the goodwill of the customers of LNB and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the LNB Disclosure Schedule or as otherwise expressly provided in this Agreement, required by Law or any order from a Regulatory Agency or consented to by Buyer in writing, which consent shall not be unreasonably withheld, LNB shall not:

(a) except for LNB’s regular quarterly dividends of $0.10 per share per quarter which any such dividends shall be pro-rated if the Effective Time occurs prior to the end a quarter, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

(b) (i) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (ii) repurchase, redeem or otherwise acquire, any shares of the capital stock of LNB, or any securities convertible into or exercisable for any shares of the capital stock of LNB;

(c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing;

(d) amend its articles of association, bylaws or other similar governing document;

(e) directly or indirectly, and will instruct its officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives (collectively, “Representatives”), not to, directly or indirectly, continue or otherwise maintain, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or reasonably may be expected to lead to, any Competing Proposal, or enter into or maintain discussions or negotiate with any Person in furtherance of or relating to such inquiries or to obtain a Competing Proposal, or agree to or endorse any Competing Proposal, or authorize or permit any Representative of LNB to take any such action, and LNB shall use its reasonable best efforts to cause the Representatives of LNB not to take any such action, and LNB shall promptly notify Buyer if any such inquiries or proposals are made regarding a Competing Proposal, and LNB shall keep Buyer informed, on a current basis, of the status and terms of any such proposals; provided, however, that prior to such time as the stockholders of LNB shall have adopted and approved this Agreement in accordance with federal law, nothing contained in this Section 5.1(e) shall prohibit the Board of Directors of LNB from (i), in connection with a Superior Competing Transaction, furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited bona fide proposal to acquire LNB pursuant to a merger, consolidation, share exchange, business combination or other similar transaction if, and only to the extent that, (A) the Board of Directors of LNB, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is reasonably required for the Board of Directors of LNB to comply with its fiduciary duties to stockholders imposed by federal law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, LNB provides written notice to Buyer to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person, (C) prior to furnishing such information to such Person, LNB receives from such Person an executed confidentiality agreement with terms no less favorable to LNB than those contained in the Confidentiality Agreement by and between CNB Bank and LNB, dated as of October 13, 2015 (the “Confidentiality Agreement”), and (D) LNB keeps Buyer informed, on a current basis, of the status and details of any such discussions or negotiations or (ii) complying with Rule 14e-2 promulgated under the Exchange Act;

(f) make capital expenditures aggregating in excess of $10,000 individually or $50,000 in the aggregate, except as it relates to improvements for development of certain real estate owned property expected to be up to $100,000 as set forth in Section 5.1 of the LNB Disclosure Schedule;

(g) enter into any new line of business;

(h) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

(i) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Laws;

(j) change its methods of accounting in effect at December 31, 2014 except as required by changes in GAAP or regulatory accounting principles;

(k) (i) except as required by applicable Laws or this Agreement or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between LNB and one or more of its current or former directors, officers or other employee, (ii) increase in any manner the compensation of any director in such capacity, or, other than normal annual cash increases in pay, in the ordinary course of business, and consistent with past practice and not exceeding 3% of such Person’s base salary or wage, increase in any manner the compensation of any executive officer or other employee who is a party to a contract relating to employment or severance referenced in Section 3.12, or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), (iii) enter into, modify or renew any contract, agreement (except those subject to auto-renewal by their terms), commitment or arrangement providing for the payment to any director, executive officer or employee who is a party to a contract relating to employment or severance referenced in Section 3.12 of compensation or benefits, (iv) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance referenced in Section 3.12 of compensation or benefits, other than normal annual cash increases in pay, in the ordinary course of business, and consistent with past practice and not exceeding 3% of such employee’s base salary or wage, (v) hire any new employee except for persons hired to fill any vacancies arising after the date hereof at an annual compensation in excess of $30,000, (vi) except in the ordinary course of business and consistent with past practice, pay expenses of any employees or directors for attending conventions or similar meetings which conventions or meetings are held after the date hereof, or (vii) promote to a rank of vice president or more senior any employee;

(l) except for short-term borrowings with a maturity of six months or less or borrowings under LNB’s existing lines of credit, in each case in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money (other than deposit liabilities), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for accepting, negotiating and paying checks and payment orders in the ordinary course of its banking business;

(m) sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file an application pertaining to such action with any Governmental Entity;

(n) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices;

(o) make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any Affiliated Person of LNB;

(p) incur deposit liabilities, other than in the ordinary course of business consistent with past practices, including deposit pricing policies, and which would not change the risk profile of LNB based on its existing deposit and lending policies;

(q) except as set forth at Section 5.1(q) of the LNB Disclosure Schedule, purchase any loans or sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation;

(r) originate (i) any loans except in accordance with existing LNB lending policies and practices, (ii) residential mortgage loans in excess of $417,000, (iii) 30 year fixed rate residential mortgage loans whose interest rate, terms, appraisal, and underwriting do not make them immediately available for sale in the secondary market, (iv) unsecured consumer loans in excess of $100,000, (v) commercial business loans in excess of $1,000,000 as to any loan or $1,000,000 in the aggregate as to related loans or loans to related Persons, (vi) commercial real estate first mortgage loans in excess of $1,000,000 as to any loans or $1,000,000 in the aggregate as to related loans or loans to related borrowers, (vii) any loans outside of the State of Ohio or Commonwealth of Pennsylvania, (viii) any loans to directors, officers and employees, or any other Person covered by Regulation O of the Board of Governors of the FRB, or (ix) modifications and/or extensions of any commercial business or commercial real estate loans in the amounts set forth in the preceding clauses (v) and (vi) other than in the ordinary course of business consistent with past practice. Consent shall be deemed granted if within two Business Days of written notice, together with a copy of the applicable loan write-up report and any other relevant documents, delivered to ERIEBANK’s President, written notice of objection is not received by LNB;

(s) make any investments other than in overnight federal funds. Consent shall be deemed granted if within two Business Days of written notice together with all relevant documents delivered to CNB’s Chief Financial Officer, written notice of objection is not received by LNB;

(t) sell or purchase any mortgage loan servicing rights;

(u) agree or commit to do any of the actions set forth in the preceding clauses (a) through (t).

The consent of Buyer to any action by LNB that is not permitted by any of the preceding clauses (a) through (u) shall be evidenced by a writing signed by the President or any Executive Vice President of CNB or the President of ERIEBANK.

5.2	Merger Covenants.

Notwithstanding that LNB believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable Laws, LNB recognizes that Buyer may have different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). In that regard, and in general, from and after the date of this Agreement to the Effective Time, LNB and Buyer shall consult and cooperate with each other in order to formulate the plan of integration for the Merger, including, among other things, with respect to conforming, based upon such consultation, LNB’s loan, accrual and reserve policies to those policies of Buyer to the extent appropriate.

5.3	Buyer Conduct Pending Effective Time.

Between the date hereof and the Effective Time, Buyer shall not take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Laws.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters.

(a) Buyer and LNB will prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations or waivers thereof of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). Buyer and LNB shall cooperate with each other to effect the foregoing. LNB and Buyer shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to LNB or Buyer, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any Governmental Entity on a confidential basis in connection with the transactions contemplated hereby. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein.

(b) Buyer and LNB shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2	Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, LNB shall accord to the officers, employees, accountants, counsel and other representatives of Buyer, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, LNB shall make available to Buyer (i) a copy of each report, schedule, and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws and (ii) all other information concerning its business, properties and personnel as Buyer may reasonably request. Such access shall be accorded in cooperation with the officers of LNB and in such a manner as to minimize any disruption of, or interference with, the normal business operations of LNB. Buyer shall receive notice of all meetings of the LNB Board of Directors and any committees thereof, and of any management committees (in all cases, at least as timely as all LNB representatives to such meetings are provided notice). Buyer will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(b) No investigation by either of the parties or their respective representatives shall relieve any other party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the conditions set forth in Article VII or compliance by LNB with the covenants set forth in Section 5.1.

(c) LNB shall provide Buyer with true, correct and complete copies of all financial and other information provided to directors of LNB in connection with meetings of their Boards of Directors or committees thereof, excluding any such books and other records pertaining to the any aspect of transaction between the parties or any Superior Competing Transaction.

6.3	Stockholder Meeting.

If the OCC has approved the Change in Bank Control Notice filed with the OCC on behalf of the co-executors of the Estate of Jerome T. Osborne, Sr. (the “CIBC Notice”) or issued a non-objection with respect thereto within 30 days of the date of this Agreement, LNB shall take all reasonable steps necessary and use its reasonable best efforts to duly call, give notice of, convene and hold a meeting of its stockholders within 60 days after the date of execution of this Agreement to approve the Agreement and the transactions contemplated hereby (the “Special Meeting”); provided, however, that in such case in no event shall the Special Meeting be held more than 90 days after the date of execution of this Agreement. If the OCC has not approved the CIBC Notice or issued a non-objection with respect thereto within 30 days of the date of this Agreement, LNB shall take all reasonable steps necessary and use its reasonable best efforts to duly call, give notice of, convene and hold the Special Meeting within 30 days after the date the OCC approves or issues a non-objection with respect thereto; provided, however, that in such case in no event shall the Special Meeting be held more than 60 days after the date the OCC approves or issues a non-objection with respect to the CIBC Notice. The Board of Directors of LNB shall recommend to LNB’s stockholders approval of this Agreement, including the Merger, and the transactions contemplated hereby, together with any matters incident thereto, and shall oppose any third party proposal or other action that is inconsistent with this Agreement or the consummation of the transactions contemplated hereby; provided, however, that LNB shall not be obligated to so recommend or oppose, as the case may be, if the Board of Directors of LNB determines in accordance with the terms of this Agreement to enter into a Superior Competing Transaction; provided further, however, that notwithstanding anything to the contrary in the foregoing, LNB shall hold the Special Meeting in accordance with the time period specified in the first or second sentence (as applicable) of this Section 6.3.

6.4	Legal Conditions to Merger.

Each of Buyer and LNB shall use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party, or any waiver thereof, which is required to be obtained by LNB or Buyer in connection with the Merger and the other transactions contemplated by this Agreement.

6.5	Employees.

(a) As promptly as practicable after the Effective Time as determined in the reasonable discretion of Buyer, Buyer agrees to provide the employees of LNB who remain employed after the Effective Time (“Continuing Employees”) with at least the types and levels of employee benefits comparable in the aggregate to those maintained by Buyer for similarly-situated employees of Buyer. Buyer will treat, and cause its applicable benefit plans to treat, the service of the Continuing Employees with LNB as service rendered to Buyer or any of its Subsidiaries for purposes of eligibility to participate, vesting and for other appropriate benefits including, but not limited to, applicability of minimum waiting periods for participation (but not for benefit accrual under any such applicable plan) and not for participation in or accrual under any retiree health plan or executive supplemental retirement plan of Buyer or any other entity which together with Buyer would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m). Without limiting the foregoing, but subject to the terms and conditions of Buyer’s health and similar plans, Buyer shall not treat any Continuing Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Buyer for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of LNB immediately prior to the Effective Time, and any deductibles, co-payments or out-of-pocket expenses paid under any of LNB’s health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under Buyer’s health plans upon delivery to Buyer of appropriate documentation. Buyer agrees to pay to each employee of LNB that is not covered by a written employment agreement or other agreement providing for severance and either (i) is not offered continued employment by Buyer or its Subsidiaries after the Effective Time, or (ii) is terminated by Buyer or any of its Subsidiaries, without cause, within six months following the Effective Time, a severance payment equal to two weeks of his or her then current base salary multiplied by the number of total completed years of service with the LNB; provided, however, that the minimum severance payment shall equal four weeks of his or her base salary and the maximum severance payment shall not exceed 26 weeks of his or her base salary. For the purposes of this Section 6.5(a), “Cause” means the employee’s poor job performance, personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, failure to perform stated duties, violation of any law, rule or regulation(other than traffic violations or similar offenses) or final cease-and-desist order. Notwithstanding the foregoing, nothing in this Agreement will be deemed to be a guaranty of employment for any specified period and nothing herein will confer on any employee of LNB, Buyer or any of its Subsidiaries any right of employment or right under any specific benefit plan, program, policy or arrangement.

(b) If required by Buyer in writing and delivered to LNB not less than five Business Days before the Closing Date, LNB shall, on or before the day immediately preceding the Closing Date, terminate the LNB 401(k) Profit Sharing Plan and any other Plan that includes a qualified cash or deferred arrangement within the meaning of Code Section 401(k) (collectively, the “401(k) Plans”) and no further contributions shall be made to any 401(k) Plan after such termination (other than contributions which relate to compensation earned prior to or on the termination date). LNB shall provide to Buyer (i) certified copies of resolutions adopted by the Board of Directors of LNB (or other such party as may be authorized, under the terms of the Plan, to amend and terminate the Plan), as applicable, authorizing such termination of the 401(k) Plans and (ii) an executed amendment to each 401(k) Plan in form and substance reasonably satisfactory to Buyer to conform the plan document for such Plan with all applicable requirements of the Code, and regulations thereunder, with regard to termination of the 401(k) Plans, or otherwise relating to the tax-qualified status of such 401(k) Plans.

(c) Notwithstanding anything to the contrary contained herein, Buyer shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of LNB.

(d) Buyer agrees that those individuals with employment agreements to which LNB is a party that are set forth on Section 6.5(d) of the LNB Disclosure Schedule shall have such employment agreements bought-out and settled in accordance with a settlement agreement being entered into concurrently herewith and substantially in the form attached hereto as Exhibit B. To the extent any such individual becomes a Continuing Employee, he or she will be an at-will employee of Buyer.

(e) LNB and Buyer shall use reasonable efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to the employees of LNB regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of such employees and, in any case, any such notice or communication materials shall comply with applicable Law.

(f) Buyer and LNB shall provide a retention pool in an amount to be determined by Buyer for the benefit of certain employees of LNB to be designated by Buyer in consultation with LNB. Such designated employees will enter into retention agreement to be agreed upon by Buyer and LNB.

6.6	Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of LNB (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of LNB or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and defend against and respond thereto to the extent permitted by applicable Laws and charter and bylaws of LNB as in effect on the date hereof. It is understood and agreed that after the Effective Time, Buyer shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Laws and the articles of incorporation and bylaws of Buyer as in effect on the date hereof (subject to change as required by Law), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable Laws), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified

Parties may retain counsel reasonably satisfactory to Buyer; provided, however, that (1) Buyer shall have the right to assume the defense thereof and upon such assumption Buyer shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Buyer elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to Buyer, and Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Buyer shall be obligated pursuant to this Section 6.6(a) to pay for only one firm of counsel for each Indemnified Party, (3) Buyer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (4) Buyer shall not be obligated pursuant to this Section 6.6(a) to the extent that a final judgment determines that any such losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement are as a result of the intentional misconduct, fraud, or knowing violation of law of the Indemnified Party. Buyer shall have no obligation to advance expenses incurred in connection with a threatened or pending action, suit or preceding in advance of final disposition of such action, suit or proceeding, unless (i) Buyer would be permitted to advance such expenses pursuant to Pennsylvania law and Buyer’s articles of incorporation or bylaws, and (ii) Buyer receives an undertaking by the Indemnified Party to repay such amount if it is determined that such party is not entitled to be indemnified by Buyer pursuant to Pennsylvania law and Buyer’s articles of incorporation or bylaws. Any Indemnified Party wishing to claim indemnification under this Section 6.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Buyer thereof; provided, however, that the failure to so notify shall not affect the obligations of Buyer under this Section 6.6 except to the extent such failure to notify materially prejudices Buyer. Buyer’s obligations under this Section 6.6 continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Buyer shall require any successor to expressly assume its obligations under this Section 6.6(a).

(b) Buyer shall purchase for the benefit of the persons serving as officers and directors of LNB immediately prior to the Effective Time and who are, as of the date of this Agreement, individually covered by a directors’ and officers’ liability insurance policy, a similar directors’ and officers’ liability insurance coverage for six years after the Effective Time, under either LNB’s policy in existence on the date hereof, or under a policy of similar coverage and amounts containing terms and conditions which are generally not less advantageous than Buyer’s current policy, and in either case, with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided however, that in no event shall Buyer be required to expend pursuant to this Section 6.6(b) more than an amount equal to 150% of the current annual amount expended by LNB to maintain or procure insurance coverage pursuant hereto. In connection with the foregoing, LNB agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

6.7	Subsequent Interim and Annual Financial Statements.

LNB will deliver to Buyer copies of monthly and quarterly financial statements or other reports of the results of operations prepared by the management of LNB for each month, quarter or year, as the case may be, during the period from the date of this Agreement through the Closing Date, as soon as the same become available.

6.8	Additional Agreements.

In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and Buyer’s Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

6.9	Advice of Changes.

Buyer and LNB shall promptly advise the other party of any change or event that, individually or in the aggregate, has or would be reasonably likely to have a Material Adverse Effect on it or to cause or constitute a material breach of any of its respective representations, warranties or covenants contained herein. From time to time prior to the Effective Time, LNB will promptly supplement or amend its disclosure schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered inaccurate thereby. No supplement or amendment to such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a), as the case may be, or the compliance by LNB with the covenants set forth in Section 5.1.

6.10	Current Information.

During the period from the date of this Agreement to the Effective Time, LNB will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of Buyer and to report the general status of the ongoing operations of LNB. LNB will promptly notify Buyer of any material change in the normal course of business or in the operation of the properties of LNB and, subject to applicable Laws, of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity, or the institution or the known threat of litigation involving LNB, and will keep Buyer fully informed of such events.

6.11	Advisory Boards.

Buyer shall take all necessary action so that at the Effective Time Messrs. Lance F. Osborne and Jerome T. Osborne III are appointed as members of the ERIEBANK advisory board. In addition, as of the Effective Time, Buyer shall appoint Messrs. Joseph T. Svete, Richard T. Flenner, and Richard J. Kessler to a subcommittee of the ERIEBANK advisory board related to ERIEBANK’s operation in Ohio.

6.12	List of Extension of Credit and Real Estate Owned.

LNB agrees to update the list of all extensions of credit and real estate owned as referenced in Section 3.16 no less frequently than monthly after the date of this Agreement until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with Section 8.1.

6.13	Maintenance of Plaques.

In memory of the legacy of LNB’s founder, Buyer agrees to keep in place the plaques of Jerome T. Osborne on site at LNB’s existing offices for so long as Buyer uses such facilities as banking offices.

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)	Stockholder Approval.

This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of at least a two thirds majority of the outstanding shares of LNB Common Stock.

(b)	Other Approvals.

All regulatory approvals and consents or waivers thereof required to consummate the transactions contemplated hereby (including those set forth in Sections 3.4(a) and 4.3(a)) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and consents or waivers thereof and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). No Requisite Regulatory Approval shall contain a non-customary condition that materially alters the benefits for which Buyer bargained in this Agreement.

(c)	No Injunctions or Restraints; Illegality.

No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions (an “Injunction”) contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

7.2	Conditions to Obligations of Buyer.

The obligation of Buyer to effect the Merger is also subject to the satisfaction or waiver by Buyer at or prior to the Effective Time of the following conditions:

(a)	Representations and Warranties.

The representations and warranties of LNB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Buyer shall have received a certificate signed on behalf of LNB by each of the President and Chief Executive Officer and the Chief Financial Officer of LNB to the foregoing effect.

(b)	Performance of Covenants and Agreements of LNB

LNB shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. Buyer shall have received a certificate signed on behalf of LNB by each of the President and Chief Executive Officer and the Chief Financial Officer of LNB to such effect.

(c)	Consents under Agreements.

The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Bank to any obligation, right or interest of LNB under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained.

(d)	No Material Adverse Effect.

There shall have been no changes, other than changes contemplated by this Agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of LNB (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on LNB.

7.3	Conditions to Obligations of LNB

The obligation of LNB to effect the Merger is also subject to the satisfaction or waiver by LNB at or prior to the Effective Time of the following conditions:

(a)	Representations and Warranties.

The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. LNB shall have received certificates signed on behalf of CNB and CNB Bank, respectively, by each of (i) the President and Chief Executive Officer and (ii) the Chief Financial Officer of such parties to the foregoing effect.

(b)	Performance of Covenants and Agreements of Buyer.

Buyer shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. LNB shall have received a certificate signed on behalf of CNB and CNB Bank, respectively, by each of (i) the President and Chief Executive Officer and (ii) the Chief Financial Officer of such parties to the foregoing effect.

(c)	Consents under Agreements.

The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which CNB Bank is a party or is otherwise bound shall have been obtained.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of LNB:

(a) by mutual consent of Buyer and LNB in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Buyer or LNB upon written notice to the other party (i) 30 days after the date on which any request or application for a Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Regulatory Approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable Governmental Entity, a petition for rehearing or an amended application, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Buyer or LNB if the Merger shall not have been consummated on or before July 31, 2016, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Buyer or LNB (provided that LNB is not in breach of its obligations under Section 6.3) if the approval of the stockholders of LNB hereto required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

(e) by either Buyer or LNB (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is likely to have a Material Adverse Effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(f) by either Buyer or LNB (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(g) by Buyer, if the OCC has approved the CIBC Notice or issued a non-objection with respect thereto and management of LNB or its Board of Directors, for any reason, (i) fails to call and hold the Special Meeting within the later to occur of 90 days following the execution of this Agreement or 60 days following the OCC issuing its approval or non-objection with respect to the CIBC Notice, (ii) fails to recommend to stockholders the approval of this Agreement and the transactions contemplated hereby, (iii) fails to oppose any third party proposal that is inconsistent with the transactions contemplated by this Agreement or (iv) violates Section 5.1(e) or Section 6.3;

(h) by either Buyer or LNB, if LNB has complied with Section 5.1(e), and LNB has given written notice to Buyer that LNB desires to enter into a Superior Competing Transaction subject to termination of this Agreement in accordance with its terms, or that the Board of Directors has determined to change its recommendation in favor of the transactions contemplated hereby; provided, however, that such termination under this Section 8.1(h) shall not be effective unless and until LNB shall have complied with the expense and breakup fee provisions of Section 9.3; and

(i) by Buyer in the event that (i) the OCC acts on the CIBC Notice but does not approve or issue a non-objection with respect thereto, or (ii) the OCC has failed to act on the CIBC Notice or issue its non-objection to the CIBC Notice within 150 days of the date of this Agreement.

8.2	Effect of Termination.

In the event of termination of this Agreement by either Buyer or LNB as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) the last sentence of Section 6.2(a) and Sections 8.2, 9.2 and 9.3 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement.

8.3	Amendment.

Subject to compliance with applicable Laws, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of LNB; provided, however, that after any approval of the transactions contemplated by this Agreement by LNB’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to LNB stockholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4	Extension; Waiver.

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1	Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, at the offices of Hogan Lovells US LLP at Columbia Square, 555 Thirteenth St., NW, Washington, DC 20004-1109, counsel to Buyer, on a date specified by the Parties, which shall be no later than five Business Days after receipt of both the Requisite Regulatory Approvals and the approval of the stockholders of LNB, or on such other date, place and time as the parties may agree in writing (the “Closing Date”).

9.2	Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3	Expenses; Breakup Fee.

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense (except as set forth in this Section 9.3). In the event that this Agreement is terminated by Buyer (i) under Section 8.1(d) by reason of LNB stockholders not having given any required approval or pursuant to Sections 8.1(e) or (f) and in any such case both (x) after the date of this Agreement there shall have been prior to the Special Meeting a Third Party Public Event and (y) within 12 months following such Special Meeting, LNB enters into an agreement for an Acquisition Transaction or an Acquisition Transaction otherwise occurs, or (ii) pursuant to Sections 8.1(g) or (h), LNB shall pay Buyer a breakup fee of $990,000. In the event that this Agreement is terminated by Buyer under Section 8.1(i), LNB shall reimburse Buyer up to an amount not to exceed $400,000 for its documented, out-of-pocket expenses in connection with this Agreement and the transactions contemplated hereby.

9.4	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Buyer, to:
CNB Financial Corporation
1 South Second Street
P.O. Box 42
Clearfield, PA 16830
Attn.: President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109
Attn.: Richard A. Schaberg

and

(b)	if to LNB, to:
Lake National Bank
7402 Center Street
Mentor, OH 44060
Attn.: President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Dinsmore Shohl, LLP
255 E. Fifth St., Suite 1900
Cincinnati, OH 45202
Attn.: Susan B. Zaunbrecher

9.5	Interpretation.

When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.6	Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7	Entire Agreement.

This Agreement (including the disclosure schedules, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

9.8	Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law rules.

9.9	Enforcement of Agreement.

The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11	Publicity.

Except as otherwise required by law or the rules of the NASDAQ Stock Exchange (or such other exchange on which the CNB’s common stock may become listed), so long as this Agreement is in effect, neither Buyer nor LNB shall, or shall permit any of Buyer’s Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement, or the LNB Stockholder Agreements without the consent of the other party, which consent shall not be unreasonably withheld. Buyer and LNB shall cooperate to prepare a joint press release announcing the signing of this Agreement and the transactions contemplated hereunder.

9.12	Assignment; Limitation of Benefits.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 1.4 with respect to the payment of the Merger Consideration, Section 6.5 and Section 6.6, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and the covenants, undertakings and agreements set out herein shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and their permitted assigns.

9.13	Additional Definitions.

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“401(k) Plans” has the meaning set forth in Section 6.5(b).

“Acquisition Transaction” means (a) a merger, acquisition, consolidation or other business combination involving LNB, (b) a purchase, lease or other acquisition of all or substantially all of the assets of LNB or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (as the term “beneficial ownership” is defined in Regulation 13d-3(a) of the Exchange Act) of securities representing 20.0% or more of the voting power of LNB.

“Affiliated Person” means any director, officer or 5% or greater stockholder, spouse or other Person living in the same household of such director, officer or stockholder, or any company, partnership or trust in which any of the foregoing Persons is an officer, 5% or greater stockholder, general partner or 5% or greater trust beneficiary.

“Agreement” has the meaning set forth in the preamble hereto.

“BHC Act” has the meaning set forth in Section 3.4(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble hereto.

“CIBC Notice” has the meaning set forth in Section 6.3(a).

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“CNB” has the meaning set forth in the preamble hereto.

“CNB Bank” has the meaning set forth in the preamble hereto.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” means any of the following involving LNB: any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase by such Person of LNB, or any business line of LNB that constitutes 15% or more of the net revenues, net income or assets of LNB and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of LNB, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of LNB, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving LNB, other than the transactions contemplated by this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 5.1(e).

“Continuing Employees” has the meaning set forth in Section 6.5.

“Dissenters’ Shares” has the meaning set forth in Section 2.2(a).

“Effective Time” means the close of business on the Closing Date when the Merger is effective in accordance with the terms of this Agreement.

“Environmental Laws” has the meaning set forth in Section 3.14(a).

“ERIEBANK” has the meaning set forth in Section 1.1.

“ERISA” has the meaning set forth in Section 3.11(a).

“Escrow Agent” has the meaning set forth in Section 1.10(d).

“Escrow Amount” has the meaning set forth in Section 1.10(c).

“Exchange Act” has the meaning set forth in Section 4.7.

“Exchange Agent” has the meaning set forth in Section 2.1(a).

“Exchange Fund” has the meaning set forth in Section 2.1(f).

“Fairness Opinion” has the meaning set forth in Section 3.21.

“FDIC” has the meaning set forth in Section 3.1(b).

“FHLB” has the meaning set forth in Section 3.1(b).

“FRB” has the meaning set forth in Section 3.4(a).

“GAAP” has the meaning set forth in Section 3.6.

“Governmental Entity” has the meaning set forth in Section 3.4(a).

“Hazardous Materials” has the meaning set forth in Section 3.14(e).

“Indemnified Parties” has the meaning set forth in Section 6.6(a).

“Injunction” has the meaning set forth in Section 7.1(c).

“Knowledge” with respect to any entity, refers to the actual knowledge of such entity’s directors and officers in the ordinary course of their duties in such positions.

“Laws” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Letter of Transmittal” shall have the meaning set forth in Section 2.1(b).

“LNB” has the meaning set forth in the preamble hereto.

“LNB Common Stock” has the meaning set forth in recitals hereto.

“LNB Contract” has the meaning set forth in Section 3.12(a).

“LNB Disclosure Schedule” has the meaning set forth in Article III.

“LNB Documents” has the meaning set forth in Section 3.18(d).

“LNB Stock Certificates” means certificates for shares of LNB Common Stock.

“Material Adverse Effect” means, with respect to LNB or Buyer, as the case may be, a condition, event, change or occurrence that is reasonably likely to have a material adverse effect upon the financial condition, results of operations, loans, securities, deposit accounts, business or properties of LNB or Buyer; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect, to the extent attributable to or resulting from, (a) any changes in the laws, regulations or interpretations of laws or regulations generally affecting the banking business, but not uniquely relating to LNB or Buyer, as the case may be; (b) any changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking or bank holding company businesses, but not uniquely relating to LNB or Buyer, as the case may be; (c) events conditions or trends in economic, business or financial conditions generally or affecting the banking business specifically (including changes in interest rates and changes in the markets for securities), except to the extent any such events, conditions or trends in economic, business or financial conditions have a materially disproportionate adverse effect upon LNB or Buyer, as the case may be, and as the context may dictate; (d) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (e) actions or omissions of LNB or Buyer, as the case may be, taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby and (f) any change, effect, event or occurrence arising out of the announcement or performance of the transactions contemplated hereby.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” has the meaning set forth in Section 1.4(a).

“NBA” has the meaning set forth in Section 3.4(a).

“OCC” has the meaning set forth in Section 3.4(a).

“PDOB” has the meaning set forth in Section 1.2.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Plans” has the meaning set forth in Section 3.11(a).

“Proxy Materials” means the proxy statement to be used in soliciting the approval of LNB’s stockholders at the Special Meeting.

“Regulatory Agencies” has the meaning set forth in Section 3.5.

“Regulatory Agreement” has the meaning set forth in Section 3.13.

“Regulatory Holdback” has the meaning set forth in Section 1.10(b).

“Regulatory Liability” has the meaning set forth in Section 1.10(a).

“Regulatory Matters” has the meaning set forth in Section 1.10(a).

“Representatives” has the meaning set forth in Section 5.1(e).

“Requisite Regulatory Approvals” shall have the meaning set forth in Section 7.1(b).

“Scheduled IP” has the meaning set forth in Section 3.24.

“SEC” means the Securities and Exchange Commission.

“Special Meeting” shall have the meaning set forth in Section 6.3.

“Subsidiary” means, with respect to any party, any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

“Superior Competing Transaction” means any of the following involving LNB: any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of LNB Common Stock then outstanding or all or substantially all the assets of LNB, and otherwise on terms which the Board of Directors of LNB, determines in its good faith judgment (based on the opinion of Boenning & Scattergood) to be more favorable to its stockholders than the Merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

“Surviving Bank” has the meaning set forth in the recitals.

“Tax” has the meaning set forth in Section 3.10(b).

“Tax Return” has the meaning set forth in Section 3.10(b).

“Taxing Authority” has the meaning set forth in Section 3.10(b).

“Third Party Public Event” means any of the following events: (a) any person (as defined at Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder), other than Buyer or any Subsidiary of Buyer, shall have made a bona fide proposal to LNB or, by a public announcement or written communication, to LNB’s stockholders to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than Buyer or any Subsidiary of Buyer shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act of 1933, as amended, with respect to a tender offer or exchange offer to purchase any shares of LNB Common Stock such that, upon consummation of such offer, such person would have beneficial ownership of 20.0% or more of the then outstanding shares of LNB Common Stock); or (b) any director, officer, 5% or greater stockholder or affiliate of LNB shall have, by any means which becomes the subject of public disclosure, communicated opposition to this Agreement, the Merger or other transactions contemplated hereby, or otherwise takes action to influence the vote of LNB stockholders against this Agreement, the Merger and the transactions contemplated hereby.

“Transaction Consideration” has the meaning set forth in Section 1.4(d).

“Unlawful Gains” has the meaning set forth in Section 3.18(f).

“U.S. Anti-Money Laundering Laws” means the Bank Secrecy Act (12 U.S.C. §§ 5311 through 5332, inclusive, as amended), 12 U.S.C. §§ 5340 through 5342, inclusive, as amended, the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (Title III of Pub. L. No. 107-56 (effective October 26, 2001), as amended), and the rules and regulations of the U.S. Department of the Treasury or any other Governmental Authority thereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, CNB Financial Corporation, CNB Bank and Lake National Bank have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

CNB FINANCIAL CORPORATION
ATTEST:

By:	/s/ Brian W. Wingard	By:	/s/ Joseph B. Bower, Jr.
Name:	Brian W. Wingard	Name:	Joseph B. Bower, Jr.
Title:	EVP/CFO	Title:	President & Chief Executive Officer

CNB BANK
ATTEST:

By:	/s/ Brian W. Wingard	By:	/s/ Joseph B. Bower, Jr.
Name:	Brian W. Wingard	Name:	Joseph B. Bower, Jr.
Title:	EVP/CFO	Title:	President & Chief Executive Officer

LAKE NATIONAL BANK
ATTEST:

By:	/s/ Christine Hartog	By:	/s/ Andrew L. Meinhold
Name:	Christine Hartog	Name:	Andrew L. Meinhold
Title:	Senior Vice President	Title:	President & Chief Executive Officer